

August 27, 2012

Via E-mail
Sean E. Menke
Chief Executive Officer
Pinnacle Airlines Corp.
One Commerce Square
40 S. Main Street
Memphis, TN 38103

      Re: Pinnacle Airlines Corp.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed May 31, 2012
             File No. 001-31898

Dear Mr. Menke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Signatures

1. Please confirm to us in your response letter that the Form 10-K was signed by the person acting as your Principal Financial Officer. Please also confirm to us that in future filings the signature of your Principal Financial Officer in the second half of your signature block will indicate that it is being signed in the capacity of Principal Financial Officer.

Certifications

2. Please confirm to us in your response letter that the certifications filed with your Form 10-K were signed by the person acting as your Principal Financial Officer. Please also confirm to us that in future filings the signatures of your Principal Financial Officer in the certifications filed with your Form 10-K will indicate that they are being signed in the capacity of Principal Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel